

April 7, 2026

Lawrence Klein
Chief Executive Officer
Oruka Therapeutics, Inc.
855 Oak Grove Avenue, Suite 100
Menlo Park, CA 94025

> **Re: Oruka Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2026**
> **File No. 333-294852**

Dear Lawrence Klein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Denenberg, Esq.